SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 10)*

Books-A-Million, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

098570-10-4

(CUSIP Number)

Abroms & Associates, P.C.

201 S. Court Street, Suite 610

Florence, Alabama 35630

(256) 767-0740

Attention: Martin R. Abroms

Copy to:

Maynard, Cooper & Gale, PC

1901 Sixth Avenue North Suite 2400

Birmingham, Alabama 35203-2618

(205) 254-1000

Attention: Christopher B. Harmon

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 13, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON ANDERSON BAMM HOLDINGS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,513,302
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,513,302
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,491,228 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.2%
14	TYPE OF REPORTING PERSON OO

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON CHARLES C. ANDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,164,076
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,164,076
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,491,228 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.2%
14	TYPE OF REPORTING PERSON IN

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON HILDA B. ANDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,111
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,111
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,491,228 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.2%
14	TYPE OF REPORTING PERSON IN

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON JOEL R. ANDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,614,874
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,614,874
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,491,228 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.2%
14	TYPE OF REPORTING PERSON IN

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON CHARLES C. ANDERSON, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 273,284
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 273,284
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,491,228 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.2%
14	TYPE OF REPORTING PERSON IN

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON CHARLES C. ANDERSON, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,794
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 23,794
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,491,228 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.2%
14	TYPE OF REPORTING PERSON IN

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON TERRENCE C. ANDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF/OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 382,241
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 377,240
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,491,228 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.2%
14	TYPE OF REPORTING PERSON IN

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON CLYDE B. ANDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF/OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,880,786
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,657,366
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,491,228 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.2%
14	TYPE OF REPORTING PERSON IN

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON HAROLD M. ANDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 377,197
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 377,197
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,491,228 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.2%
14	TYPE OF REPORTING PERSON IN

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON HAYLEY ANDERSON MILAM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,380
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 25,380
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,491,228 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.2%
14	TYPE OF REPORTING PERSON IN

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON ASHLEY RUTH ANDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 84,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 84,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,491,228 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.2%
14	TYPE OF REPORTING PERSON IN

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON THE ASHLEY ANDERSON TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ALABAMA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 84,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 84,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,491,228 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.2%
14	TYPE OF REPORTING PERSON OO

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON IRREVOCABLE TRUST OF CHARLES C. ANDERSON, JR. FOR THE PRIMARY BENEFIT OF LAUREN ARTIS ANDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TENNESSEE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,380
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 25,380
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,491,228 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.2%
14	TYPE OF REPORTING PERSON OO

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON OLIVIA BARBOUR ANDERSON 1995 TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ALABAMA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,200
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,200
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,491,228 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.2%
14	TYPE OF REPORTING PERSON OO

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON ALEXANDRA RUTH ANDERSON IRREVOCABLE TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ALABAMA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,200
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,200
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,491,228 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.2%
14	TYPE OF REPORTING PERSON OO

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON FIRST ANDERSON GRANDCHILDREN’S TRUST FBO CHARLES C. ANDERSON, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ALABAMA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,224
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,224
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,491,228 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.2%
14	TYPE OF REPORTING PERSON OO

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON FIRST ANDERSON GRANDCHILDREN’S TRUST FBO HAYLEY E. ANDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ALABAMA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,224
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,224
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,491,228 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.2%
14	TYPE OF REPORTING PERSON OO

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON FIRST ANDERSON GRANDCHILDREN’S TRUST FBO LAUREN A. ANDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ALABAMA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,224
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,224
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,491,228 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.2%
14	TYPE OF REPORTING PERSON OO

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON SECOND ANDERSON GRANDCHILDREN’S TRUST FBO ALEXANDRA R. ANDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ALABAMA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,224
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,224
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,491,228 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.2%
14	TYPE OF REPORTING PERSON OO

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON THIRD ANDERSON GRANDCHILDREN’S TRUST FBO TAYLOR C. ANDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ALABAMA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,224
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,224
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,491,228 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.2%
14	TYPE OF REPORTING PERSON OO

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON FOURTH ANDERSON GRANDCHILDREN’S TRUST FBO CARSON C. ANDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ALABAMA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,224
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,224
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,491,228 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.2%
14	TYPE OF REPORTING PERSON OO

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON FIFTH ANDERSON GRANDCHILDREN’S TRUST FBO HAROLD M. ANDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ALABAMA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,224
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,224
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,491,228 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.2%
14	TYPE OF REPORTING PERSON OO

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON SIXTH ANDERSON GRANDCHILDREN’S TRUST FBO BENTLEY B. ANDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ALABAMA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,224
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,224
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,491,228 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.2%
14	TYPE OF REPORTING PERSON OO

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON THE CHARLES C. ANDERSON FAMILY FOUNDATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ALABAMA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 83,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 83,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,491,228 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.2%
14	TYPE OF REPORTING PERSON OO

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON THE JOEL R. ANDERSON FAMILY FOUNDATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ALABAMA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 83,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 83,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,491,228 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.2%
14	TYPE OF REPORTING PERSON OO

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON THE CLYDE AND SUMMER ANDERSON FOUNDATION (formerly The Clyde B. Anderson Family Foundation)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ALABAMA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 46,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 46,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,491,228 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.2%
14	TYPE OF REPORTING PERSON OO

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON KAYRITA M. ANDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,611
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,611
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,491,228 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.2%
14	TYPE OF REPORTING PERSON IN

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON CLYDE B. ANDERSON 2012 GRAT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ALABAMA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,491,228 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.2%
14	TYPE OF REPORTING PERSON OO

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON TERRY C. ANDERSON 2012 GRAT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ALABAMA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,491,228 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.2%
14	TYPE OF REPORTING PERSON OO

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON CHARLES C. ANDERSON 2012 GRAT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ALABAMA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,491,228 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.2%
14	TYPE OF REPORTING PERSON OO

Item 1. Security and Issuer

This Amendment No. 10 (this “Amendment”) amends and supplements the Schedule 13D/A filed on May 3, 2012 (as previously amended, this “Schedule 13D”) by the Reporting Persons (who are listed below as signatories to this Amendment) with respect to the Common Stock, par value $0.01 (the “Shares”), of Books-A-Million, Inc., a Delaware corporation, 402 Industrial Lane, Birmingham, Alabama 35211 (the “Issuer”). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the original Schedule 13D and prior amendments hereto.

This Amendment is being filed to report a change in the form of ownership of Shares held by certain of the Reporting Persons:

•

On July 13, 2012, Terrence C. Anderson, as settlor of the Terry C. Anderson 2012 GRAT, a grantor retained annuity trust (the “Terry Anderson GRAT”), received from the Terry Anderson GRAT 374,740 Shares of the Issuer, which Shares had previously been transferred by Terrence C. Anderson to the Terry Anderson GRAT pursuant to that certain Agreement dated as of March 13, 2012 between Terrence C. Anderson, as settlor, and Clyde B. Anderson, as trustee (the “Terry Anderson GRAT Agreement”), in exchange for assets of equal value. Further, on July 13, 2012, the Terry Anderson GRAT transferred to Terrence C. Anderson membership interest in Anderson BAMM Holdings, LLC, a Reporting Person (“ABH,” as further defined below), which membership interest had previously been transferred by Terrence C. Anderson to the Terry Anderson GRAT pursuant to the Terry Anderson GRAT Agreement, in exchange for assets of equal value.

•

On July 16, 2012, Charles C. Anderson, as settlor of the Charles C. Anderson 2012 GRAT, a grantor retained annuity trust (the “Charles Anderson GRAT”), received from the Charles Anderson GRAT 2,081,076 Shares of the Issuer, which Shares had previously been transferred by Charles C. Anderson to the Charles Anderson GRAT pursuant to that certain Agreement dated as of April 27, 2012 between Charles C. Anderson, as settlor, and Clyde B. Anderson, as trustee, in exchange for assets of equal value.

•

On July 16, 2012, Clyde B. Anderson, as settlor of the Clyde B. Anderson 2012 GRAT, a grantor retained annuity trust (the “Clyde Anderson GRAT”), received from the Clyde Anderson GRAT 1,591,739 Shares of the Issuer, which Shares had previously been transferred by Clyde B. Anderson to the Clyde Anderson GRAT pursuant to that certain Agreement dated as of March 12, 2012 between Clyde B. Anderson, as settlor, and Clyde B. Anderson and Katherine Bee Marshall, as trustees (the “Clyde Anderson GRAT Agreement”), in exchange for assets of equal value. Further, on July 16, 2012, the Clyde Anderson GRAT transferred to Clyde B. Anderson membership interest in ABH, which membership interest had previously been transferred by Clyde B. Anderson to the Clyde Anderson GRAT pursuant to the Clyde Anderson GRAT Agreement, in exchange for assets of equal value.

The Third Amendment to the Limited Liability Company Agreement of ABH, filed herewith, reflects the changes in ownership in the ABH membership interests. The number of Shares held by ABH was not affected by the GRAT transfers.

Additionally, this Amendment is being filed to report the withdrawal of the Proposal (as further defined in Item 4 below) submitted to the Issuer on April 28, 2012 by Clyde B. Anderson, the Issuer’s Executive Chairman, on behalf of the Anderson family.

The transactions reported herein had no effect on the aggregate amount of Shares owned by the Reporting Persons.

Item 2. Identity and Background

(a)-(c) This statement is jointly filed by the entities and persons listed below (each individually a “Reporting Person” and collectively the “Reporting Persons”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. Each of the aforementioned Reporting Persons has entered into that certain Group Administration Agreement dated as of April 9, 2007 (the “Group Administration Agreement” or the “GAA,” a copy of which was previously filed as Exhibit 1 to this Schedule 13D), as supplemented by that certain Joinder to Group Administration Agreement dated as of September 2, 2008 (a copy of which was previously filed as Exhibit 3 to this Schedule 13D), that certain Joinder to Group Administration Agreement dated as of March 12, 2012 (a copy of which was previously filed as Exhibit 7 to this Schedule 13D), that certain Joinder to Group Administration Agreement dated as of March 13, 2012 (a copy of which was previously filed as Exhibit 8 to this 13D) and that certain Joinder to Group Administration Agreement dated as of April 27, 2012 (a copy of which was previously filed as Exhibit 11 to this Schedule 13D) with Abroms & Associates, P.C., an Alabama professional corporation (the “Group Administrator”), pursuant to which such persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Pursuant to the Group Administration Agreement, the Reporting Persons have agreed to coordinate and administer their individual transactions in the Common Stock of the Issuer in order to provide for the orderly purchase and disposition of Common Stock. The Reporting Persons do not have the power to vote or dispose of, or to direct the vote or disposition of, the Shares of any other Reporting Person, other than as otherwise set forth herein. Information contained in this Schedule 13D with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of any information provided by any other person.

The persons listed in clauses (ii) through (xi) and (xxvii) are collectively referred to as the “Individual Reporting Persons.” The entities listed in clauses (xii) through (xxiii) are collectively referred to as the “Trust Reporting Persons.” The entities listed in clauses (xxiv) through (xxvi) are collectively referred to as the “Family Foundation Reporting Persons.” The entities listed in clauses (xxviii) through (xxx) are collectively referred to as the “GRAT Reporting Persons.”

(i)	Anderson BAMM Holdings, LLC, a limited liability company organized under the laws of the State of Delaware (“ABH”). The business address of ABH is 201 South Court Street, Suite 610, Florence, Alabama 35630. The principal business of ABH is to serve as an investment vehicle for the persons who contribute Shares to ABH, initially by holding the Shares, and at a later date potentially buying or selling Shares or making other investments.

The directors of ABH are currently Charles C. Anderson, Joel R. Anderson, Charles C. Anderson, Jr., Terry C. Anderson and Clyde B. Anderson. Harold Anderson has the right to nominate himself to the Board of Directors of ABH at any time that he owns a membership interest in ABH.

The Reporting Persons (other than ABH, Kayrita M. Anderson, Ashley Ruth Anderson/The Ashley Anderson Trust, the Family Foundation Reporting Persons, Harold M. Anderson, with respect to 12,500 of his Shares, the Charles C. Anderson 2012 GRAT, and the Clyde B. Anderson 2012 GRAT and the Terry C. Anderson 2012 GRAT, which initially received their interests in ABH pursuant to the GRAT transactions described in Amendment No. 7 to this Schedule 13D) have contributed Shares to ABH in exchange for membership interests in ABH, pursuant to the Limited Liability Company Agreement of Anderson BAMM Holdings, LLC, dated as of April 9, 2007 (the “ABH LLC Agreement,” a copy of which was previously filed as Exhibit 2 to this Schedule 13D) by and among the Reporting Persons (other than Kayrita M. Anderson, Ashley Ruth Anderson/The Ashley Anderson Trust, the Family Foundation Reporting Persons and the GRAT Reporting Persons), as amended by that certain First Amendment to the Limited Liability Company Agreement of Anderson BAMM Holdings, LLC dated as of March 19, 2010 (a copy of which was previously filed as Exhibit 4 to this Schedule 13D), the Second Amendment to the Limited Liability Company Agreement of Anderson BAMM Holdings, LLC dated as of March 13, 2012 (a copy of which was previously filed as Exhibit 5 to this Schedule 13D and which was re-filed with Amendment No. 9 to this Schedule 13D to correct an inadvertent error on Exhibit A thereto) and the Third Amendment to the Limited Liability Company Agreement of Anderson BAMM Holdings, LLC (a copy of which is filed herewith as Exhibit 12). Pursuant to the ABH LLC Agreement, the Board of Directors of ABH is given the power and authority to perform all acts as may be necessary or appropriate to conduct the business of ABH, including the power and authority to sell or dispose of the assets held by ABH (which include the Shares contributed to ABH by the Reporting Persons).

(ii)	Charles C. Anderson, a United States citizen. Mr. Anderson’s business address is 202 North Court Street, Florence, Alabama 35630, and his principal occupation is Managing Partner of Anderson & Anderson, LLC. Anderson & Anderson, LLC’s principal business is real estate management.

Mr. Anderson, who previously reported his individual ownership of securities of the Issuer on Schedule 13G, will report his ownership of and transactions in securities of the Issuer as part of this group Schedule 13D for so long as the group is required to file.

(iii)	Hilda B. Anderson, a United States citizen. Mrs. Anderson’s business address is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, Alabama 35630, and her principal occupation is homemaker.

(iv)	Joel R. Anderson, a United States citizen. Mr. Anderson’s business address is 202 North Court Street, Florence, Alabama 35630, and his principal occupation is General Partner of Anderson & Anderson, LLC. Anderson & Anderson, LLC’s principal business is real estate management.

Mr. Anderson, who previously reported his individual ownership of securities of the Issuer on Schedule 13G, will report his ownership of and transactions in securities of the Issuer as part of this group Schedule 13D for so long as the group is required to file.

(v)	Charles C. Anderson, Jr., a United States citizen. Mr. Anderson’s business address is 265 Brookview Town Centre Way, Suite 501, Knoxville, Tennessee 37919, and his principal occupation is President and Chief Executive Officer of Anderson Media Corporation. Anderson Media Corporation’s principal business is wholesale distribution of periodicals, books and pre-recorded music.

(vi)	Charles C. Anderson, III, a United States citizen. Mr. Anderson’s business address is 5/F Lippon Leighton Tower, 103-109 Leighton Road, Causeway Bay, Hong Kong, and his principal occupation is Purchasing Specialist for Anderson Management Services, Inc. Anderson Management Services, Inc.’s principal business is to perform management services for Anderson Media Corporation and certain of its merchandising and operating companies.

(vii)	Terrence C. Anderson, a United States citizen. Mr. Anderson’s business address is 4511 Helton Drive, Florence, Alabama 35630, and his principal occupation is Chief Executive Officer of American Promotional Events, Inc. American Promotional Events, Inc.’s principal business is pyrotechnics.

(viii)	Clyde B. Anderson, a United States citizen. Mr. Anderson’s business address is 402 Industrial Lane, Birmingham, Alabama 35211, and his principal occupation is Executive Chairman of the Board of Directors of the Issuer. The Issuer’s principal business is book retailing.

Mr. Anderson, who previously reported his individual ownership of securities of the Issuer on Schedule 13G, will report his ownership of and transactions in securities of the Issuer as part of this group Schedule 13D for so long as the group is required to file.

(ix)	Harold M. Anderson, a United States citizen. Mr. Anderson’s business address is 3101 Clairmont Road, Suite C, Atlanta, Georgia 30329, and his principal occupation is Chief Executive Officer of Anderson Press, Inc. and Chief Executive Officer of CRG Holding, Inc. Anderson Press Inc.’s principal business is specialty publishing. CRG Holding, Inc.’s principal business is the design, publication, marketing and distribution of picture frames, premium albums, memory products and paper goods for sale to specialty and mass-market retailers.

(x)	Hayley Anderson Milam, a United States citizen. Ms. Anderson Milam’s business address is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, Alabama 35630, and her principal occupation is homemaker.

(xi)	Ashley Ruth Anderson, a United States citizen. Ms. Anderson’s beneficial ownership of these Shares arises as a result of her being a co-trustee of The Ashley Anderson Trust. See paragraph (xii) below. Ms. Anderson’s business address is 202 North Court Street, Florence, Alabama 35630, and her principal occupation is Inventory Manager of JRA, LLC. JRA, LLC’s principal business is numismatics.

(xii)	The Ashley Anderson Trust, formed under the laws of the State of Alabama. The trustee of The Ashley Anderson Trust is Cumberland Trust and Investment , and the co-trustee of such Trust Reporting Person is Ashley Ruth Anderson. The business address of The Ashley Anderson Trust, and of Ashley Ruth Anderson as co-trustee, is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, Alabama 35630. The business address of Cumberland Trust and Investment Company is 40 Burton Hills Boulevard, Suite 300, Nashville, Tennessee 37215.

(xiii)	Irrevocable Trust of Charles C. Anderson, Jr. FBO Lauren Artis Anderson, Martin R. Abroms as trustee, formed under the laws of the State of Tennessee. The business address of the Irrevocable Trust of Charles C. Anderson, Jr. FBO Lauren Artis Anderson and the trustee is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, Alabama 35630.

(xiv)	Olivia Barbour Anderson 1995 Trust, Lisa S. Anderson as trustee, formed under the laws of the State of Alabama. The business address of the Olivia Barbour Anderson Irrevocable Trust, and for Lisa S. Anderson as trustee of such trust, is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, Alabama 35630.

(xv)	Alexandra Ruth Anderson Irrevocable Trust, Lisa S. Anderson as trustee, formed under the laws of the State of Alabama. The business address of the Alexandra Ruth Anderson Irrevocable Trust, and for Lisa S. Anderson as trustee of such trust, is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, Alabama 35630.

(xvi)	First Anderson Grandchildren’s Trust FBO Charles C. Anderson, III, SunTrust Bank Alabama as trustee, formed under the laws of the State of Alabama. The business address of the First Anderson Grandchildren’s Trust FBO Charles C. Anderson, III is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, Alabama 35630. The business address of SunTrust Bank Alabama is 201 South Court Street, Florence, Alabama 35630.

(xvii)	First Anderson Grandchildren’s Trust FBO Hayley E. Anderson, SunTrust Bank Alabama as trustee, formed under the laws of the State of Alabama. The business address of the First Anderson Grandchildren’s Trust FBO Hayley E. Anderson is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, Alabama 35630. The business address of SunTrust Bank Alabama is 201 South Court Street, Florence, Alabama 35630.

(xviii)	First Anderson Grandchildren’s Trust FBO Lauren A. Anderson, SunTrust Bank Alabama as trustee, formed under the laws of the State of Alabama. The business address of the First Anderson Grandchildren’s Trust FBO Lauren A. Anderson is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, Alabama 35630. The business address of SunTrust Bank Alabama is 201 South Court Street, Florence, Alabama 35630.

(xix)	Second Anderson Grandchildren’s Trust FBO Alexandra R. Anderson, SunTrust Bank Alabama as trustee, formed under the laws of the State of Alabama. The business address of the Second Anderson Grandchildren’s Trust FBO Alexandra R. Anderson is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, Alabama 35630. The business address of SunTrust Bank Alabama is 201 South Court Street, Florence, Alabama 35630.

(xx)	Third Anderson Grandchildren’s Trust FBO Taylor C. Anderson, SunTrust Bank Alabama as trustee, formed under the laws of the State of Alabama. The business address of the Third Anderson Grandchildren’s Trust FBO Taylor C. Anderson is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, Alabama 35630. The business address of SunTrust Bank Alabama is 201 South Court Street, Florence, Alabama 35630.

(xxi)	Fourth Anderson Grandchildren’s Trust FBO Carson C. Anderson, SunTrust Bank Alabama as trustee, formed under the laws of the State of Alabama. The business address of the Fourth Anderson Grandchildren’s Trust FBO Carson C. Anderson is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, Alabama 35630. The business address of SunTrust Bank Alabama is 201 South Court Street, Florence, Alabama 35630.

(xxii)	Fifth Anderson Grandchildren’s Trust FBO Harold M. Anderson, SunTrust Bank Alabama as trustee, formed under the laws of the State of Alabama. The business address of the Fifth Anderson Grandchildren’s Trust FBO Harold M. Anderson is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, Alabama 35630. The business address of SunTrust Bank Alabama is 201 South Court Street, Florence, Alabama 35630.

(xxiii)	Sixth Anderson Grandchildren’s Trust FBO Bentley B. Anderson, SunTrust Bank Alabama as trustee, formed under the laws of the State of Alabama. The business address of the Sixth Anderson Grandchildren’s Trust FBO Bentley B. Anderson is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, Alabama 35630. The business address of SunTrust Bank Alabama is 201 South Court Street, Florence, Alabama 35630.

(xxiv)	The Charles C. Anderson Family Foundation, formed under the laws of the State of Alabama. The Foundation’s business address is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, Alabama 35630. The Foundation’s directors are Charles C. Anderson, Hilda B. Anderson and Clyde B. Anderson. Charles C. Anderson is the Chairman of the Board of Directors of the Foundation and has the power to vote and dispose of the Shares held by the Foundation. The Foundation has no officers. The Foundation’s principal business is the making of charitable contributions. The Foundation receives contributions from a variety of sources which are consolidated and paid out to other charitable organizations as the Board of Directors of the Foundation may from time to time determine.

(xxv)	The Joel R. Anderson Family Foundation, formed under the laws of the State of Alabama. The Foundation’s business address is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, Alabama 35630. The Foundation’s directors are Joel R. Anderson, Carmen Anderson and Ashley Ruth Anderson. Joel R. Anderson is the Chairman of the Board of Directors of the Foundation and has the power to vote and dispose of the Shares held by the Foundation. The Foundation has no officers. The Foundation’s principal business is the making of charitable contributions. The Foundation receives contributions from a variety of sources which are consolidated and paid out to other charitable organizations as the Board of Directors of the Foundation may from time to time determine.

(xxvi)	The Clyde and Summer Anderson Foundation (formerly The Clyde B. Anderson Family Foundation), formed under the laws of the State of Alabama. The Foundation’s business address is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, Alabama 35630. The Foundation’s directors are Clyde B. Anderson, Summer Anderson and Terrence C. Anderson. Clyde B. Anderson is the Chairman of the Board of Directors of the Foundation and has the power to vote and dispose of the Shares held by the Foundation. The Foundation has no officers. The Foundation’s principal business is the making of charitable contributions. The Foundation receives contributions from a variety of sources which are consolidated and paid out to other charitable organizations as the Board of Directors of the Foundation may from time to time determine.

(xxvii)	Kayrita M. Anderson, a United States citizen. Mrs. Anderson’s business address is 3101 Clairmont Road, Suite C, Atlanta, Georgia 30329, and her principal occupation is homemaker.

(xxviii)	Clyde B. Anderson 2012 GRAT, a grantor retained annuity trust administered in accordance with the laws of the State of Alabama. The trustees of the Clyde B. Anderson 2012 GRAT are Clyde B. Anderson and Katherine Bee Marshall. The business address of the Clyde B. Anderson 2012 GRAT and the co-trustees is 402 Industrial Lane, Birmingham, Alabama 35211.

(xxix)	Terry C. Anderson 2012 GRAT, a grantor retained annuity trust administered in accordance with the laws of the State of Alabama. The trustee of the Terry C. Anderson 2012 GRAT is Clyde B. Anderson. The business address of the Terry C. Anderson 2012 GRAT and the trustee is 402 Industrial Lane, Birmingham, Alabama 35211.

(xxx)	Charles C. Anderson 2012 GRAT, a grantor retained annuity trust administered in accordance with the laws of the State of Alabama. The trustee of the Charles C. Anderson 2012 GRAT is Clyde B. Anderson. The business address of the Charles C. Anderson 2012 GRAT and the trustee is 402 Industrial Lane, Birmingham, Alabama 35211.

(d) During the last five years, none of the Reporting Persons, nor any director or executive officer of any Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons, nor any director or executive officer of any Reporting Person, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each of the Reporting Persons and each director and executive officer of any Reporting Person is as set forth above.

Item 3. Source and Amount of Funds or Other Consideration

The Shares held by ABH were contributed to ABH by each of the Reporting Persons (other than Kayrita M. Anderson, Ashley Ruth Anderson/The Ashley Anderson Trust, the Family Foundation Reporting Persons, Harold M. Anderson, with respect to 12,500 of his Shares, the GRAT Reporting Persons and ABH) on April 9, 2007 in exchange for membership interests in ABH.

The Shares held by each of the Individual Reporting Persons other than Ashley Ruth Anderson, Charles C. Anderson, III and Hayley Anderson Milam were acquired with the personal funds of such Individual Reporting Person, or the incentive and other benefit plans of the Issuer (for those Reporting Persons who are or have been employed by the Issuer or otherwise eligible for such benefits, i.e., Terrence C. Anderson and Clyde B. Anderson). The acquisitions of these Shares have occurred at various times starting in 1991.

The Shares held by The Ashley Anderson Trust were transferred to such trust by Joel R. Anderson in 1992. Joel R. Anderson previously purchased such Shares with his personal funds.

The Shares held by Charles C. Anderson, III were originally transferred to a trust for his benefit by Charles Anderson, Jr. at various times starting in 1992. Charles Anderson, Jr. previously purchased such Shares with his personal funds. In December 2005 such Shares were transferred from the trust to Mr. Charles C. Anderson, III.

The Shares held by Hayley Anderson Milam were originally transferred to a trust for her benefit by Charles Anderson, Jr. at various times starting in 1992. Charles Anderson, Jr. previously purchased such Shares with his personal funds. In March 2007 such Shares were transferred from the trust to Ms. Anderson Milam.

The Shares held by the Irrevocable Trust of Charles Anderson, Jr. for the Primary Benefit of Lauren Artis Anderson were transferred to such trust by Charles Anderson, Jr. at various times starting in 1992. Charles Anderson, Jr. previously purchased such Shares with his personal funds.

The Shares held by the Olivia Barbour Anderson 1995 Trust were transferred to such trust by Clyde B. Anderson in 1994. Clyde B. Anderson previously purchased such Shares with his personal funds.

The Shares held by the Alexandra Ruth Anderson Irrevocable Trust were transferred to such trust by Clyde B. Anderson in 1994. Clyde B. Anderson previously purchased such Shares with his personal funds.

The Shares held by each of the other Trust Reporting Persons were transferred to such Trust Reporting Person by Charles C. Anderson at various times starting in 1992. Charles C. Anderson previously purchased such Shares with his personal funds.

The Shares held by The Charles C. Anderson Family Foundation were donated to The Charles C. Anderson Family Foundation by Charles C. Anderson in 1994. Charles C. Anderson previously purchased such Shares with his personal funds.

The Shares held by The Joel R. Anderson Family Foundation were donated to The Joel R. Anderson Family Foundation by Joel R. Anderson in 1994. Joel R. Anderson previously purchased such Shares with his personal funds.

The Shares held by The Clyde and Summer Anderson Foundation were donated to The Clyde and Summer Anderson Foundation (formerly The Clyde B. Anderson Family Foundation) by Clyde B. Anderson in 1998. Clyde B. Anderson previously purchased such Shares with his personal funds.

The Shares previously held by the Clyde B. Anderson 2012 GRAT were transferred to the trust by Clyde B. Anderson on March 12, 2012. Clyde B. Anderson purchased such Shares with his personal funds or otherwise acquired them through the incentive and other benefit plans of the Issuer.

The Shares previously held by the Terry C. Anderson 2012 GRAT were transferred to the trust by Terry C. Anderson on March 13, 2012. Terry C. Anderson purchased such Shares with his personal funds or otherwise acquired them through the incentive and other benefit plans of the Issuer.

The Shares previously held by the Charles C. Anderson 2012 GRAT were transferred to the trust by Charles C. Anderson on April 27, 2012, as further described herein. Charles C. Anderson purchased such Shares with his personal funds.

Item 4. Purpose of Transaction

Acquisitions of Shares made by the Reporting Persons described in this Schedule 13D were made for investment purposes. Each of the Reporting Persons intends to review, on a continuing basis, his, her or its investment in the Issuer. Depending on such review and evaluation of the business and prospects of the Issuer and the price level of the Shares, and such other factors as each of them may deem relevant, each Reporting Person may, acting individually or together with other Reporting Persons, (i) acquire additional Shares, (ii) sell all or any part of his, her or its Shares pursuant to Rule 144, in privately negotiated transactions or in sales registered or exempt from registration under the Securities Act of 1933 or (iii) engage in any combination of the foregoing. Subject to applicable law, each of the Reporting Persons may, acting individually or together with other Reporting Persons, enter into derivative transactions, hedging transactions or alternative structures with respect to the Shares. Any open market or privately negotiated purchases, sales, distributions or other transactions may be made at any time without additional prior notice. Any alternative that any Reporting Person may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Shares, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, other investment and business opportunities available to such Reporting Person, general stock market and economic conditions, tax considerations and other factors. Other than as described in this Item 4, none of the Reporting Persons, nor, to the knowledge of each Reporting Person, any other individuals listed in response to Item 2 hereof, has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Persons who are directors and executive officers of the Issuer, acting solely in their respective capacity as such a director or executive officer, may at any time or from time to time consider one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D; and provided further that, at any time, any Reporting Person may, acting individually or together with other Reporting Persons, (i) review or reconsider their position with respect to the Issuer, and each Reporting Person reserves the right to develop such plans or proposals at any time, and (ii) make proposals to or have discussions with the Issuer with respect to any such transactions or matters or communicate with other shareholders with respect thereto.

Amendment No. 8 to this Schedule 13D filed on April 30, 2012, disclosed that, on April 28, 2012, Clyde B. Anderson, the Issuer’s Executive Chairman, submitted on behalf of the Anderson family a non-binding proposal (the “Proposal”) to acquire all of the outstanding Shares of the common stock of the Issuer not already owned by the Anderson family. On July 17, 2012, Mr. Anderson delivered a letter (the “Withdrawal Letter”), on behalf of himself and the other Reporting Persons, to the Board of Directors of the Issuer withdrawing the Proposal. Accordingly, the Reporting Persons no longer have as of this time any plan and proposal to engage in the transaction described in the Proposal.

A copy of the Withdrawal Letter is filed herewith as Exhibit 13 to this Schedule 13D and is incorporated by reference into this Item 4.

Item 5. Interest in Securities of the Issuer

(a)-(b) The Reporting Persons may be deemed to beneficially own an aggregate of 8,491,228 Shares, which Shares represent approximately 53.2% of the 15,969,214 Shares which the Issuer has informed the Reporting Persons were outstanding as of July 16, 2012. However, no Reporting Person has the power to vote or dispose of, or to direct the vote or disposition of, the Shares of any other Reporting Person, other than as otherwise set forth herein.

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENTAGE OF OUTSTANDING SHARES	SOLE VOTING POWER		SHARED VOTING POWER	SOLE DISPOSITIVE POWER		SHARED DISPOSITIVE POWER
Anderson BAMM Holdings, LLC(1)	8,491,228	53.2%	1,513,302		0	1,513,302		0
Charles C. Anderson	8,491,228	53.2%	2,164,076	(2)	0	2,164,076	(2)	0
Hilda B. Anderson	8,491,228	53.2%	14,111		0	14,111		0
Joel R. Anderson	8,491,228	53.2%	1,614,874	(3)	0	1,614,874	(3)	0
Charles C. Anderson, Jr.	8,491,228	53.2%	273,284		0	273,284		0
Charles C. Anderson, III	8,491,228	53.2%	23,794		0	23,794		0
Terrence C. Anderson	8,491,228	53.2%	382,241	(4)	0	377,240	(4)	0
Clyde B. Anderson	8,491,228	53.2%	1,880,786	(5)	0	1,657,366	(5)	0
Harold M. Anderson	8,491,228	53.2%	377,197		0	377,197		0
Hayley Anderson Milam	8,491,228	53.2%	25,380		0	25,380		0
Ashley Ruth Anderson(6)	8,491,228	53.2%	0		84,000	0		84,000
The Ashley Anderson Trust(6)	8,491,228	53.2%	84,000		0	84,000		0
Irrevocable Trust of Charles C. Anderson, Jr. for the Primary Benefit of Lauren Artis Anderson	8,491,228	53.2%	25,380		0	25,380		0
Olivia Barbour Anderson 1995 Trust	8,491,228	53.2%	1,200		0	1,200		0
Alexandra Ruth Anderson Irrevocable Trust	8,491,228	53.2%	1,200		0	1,200		0
First Anderson Grandchildren’s Trust FBO Charles C. Anderson, III	8,491,228	53.2%	11,224		0	11,224		0
First Anderson Grandchildren’s Trust FBO Hayley E. Anderson	8,491,228	53.2%	11,224		0	11,224		0
First Anderson Grandchildren’s Trust FBO Lauren A. Anderson	8,491,228	53.2%	11,224		0	11,224		0
Second Anderson Grandchildren’s Trust FBO Alexandra R. Anderson	8,491,228	53.2%	11,224		0	11,224		0
Third Anderson Grandchildren’s Trust FBO Taylor C. Anderson	8,491,228	53.2%	11,224		0	11,224		0
Fourth Anderson Grandchildren’s Trust FBO Carson C. Anderson	8,491,228	53.2%	11,224		0	11,224		0
Fifth Anderson Grandchildren’s Trust FBO Harold M. Anderson	8,491,228	53.2%	11,224		0	11,224		0
Sixth Anderson Grandchildren’s Trust FBO Bentley B. Anderson	8,491,228	53.2%	11,224		0	11,224		0
The Charles C. Anderson Family Foundation(7)	8,491,228	53.2%	83,000		0	83,000		0
The Joel R. Anderson Family Foundation(8)	8,491,228	53.2%	83,000		0	83,000		0
The Clyde and Summer Anderson Foundation(9)	8,491,228	53.2%	46,000		0	46,000		0
Kayrita M. Anderson	8,491,228	53.2%	20,611		0	20,611		0
Clyde B. Anderson 2012 GRAT	8,491,228	53.2%	0		0	0		0
Terry C. Anderson 2012 GRAT	8,491,228	53.2%	0		0	0		0
Charles C. Anderson 2012 GRAT	8,491,228	53.2%	0		0	0		0

(1)	Anderson BAMM Holdings, LLC issued membership interests to certain of the Reporting Persons in exchange for Shares of Common Stock of the Issuer held by such persons, as specified in the ABH LLC Agreement, which was previously filed as Exhibit 2 to this Schedule 13D, as amended by the First Amendment, which was previously filed as Exhibit 4 to this Schedule 13D, the Second Amendment, which was previously filed as Exhibit 5 to this Schedule 13D and which was re-filed with Amendment No. 9 to this Schedule 13D to correct an inadvertent error on Exhibit A thereto, and the Third Amendment, which is filed herewith as Exhibit 12. See Item 6 of this Schedule 13D.
(2)	Includes 83,000 Shares held by The Charles C. Anderson Family Foundation. Charles C. Anderson is the Chairman of the Board of Directors of the foundation and has sole voting and dispositive power over these Shares.
(3)	Includes 83,000 Shares held by The Joel R. Anderson Family Foundation. Joel R. Anderson is the Chairman of the Board of Directors of the foundation and has sole voting and dispositive power over these Shares.
(4)	Mr. Anderson owns 5,001 Shares of restricted stock, all of which vest after September 14, 2012. Mr. Anderson has the power to vote all of the restricted Shares. Consequently, the number of Shares set forth under Sole Voting Power includes all 5,001 Shares of restricted stock, but the number of Shares set forth under Sole Dispositive Power does not include any Shares of restricted stock.
(5)	The Shares set forth under Sole Voting Power and Sole Dispositive Power include 46,000 Shares held by The Clyde and Summer Anderson Foundation (formerly The Clyde B. Anderson Family Foundation). Clyde B. Anderson is the Chairman of the Board of Directors of the foundation and has sole voting and dispositive power over these Shares. The Shares set forth under Sole Voting Power and Sole Dispositive Power also include 19,627 Shares held by Clyde B. Anderson in the Books-A-Million, Inc. 401(k) Profit Sharing Plan. Further, Mr. Anderson owns 223,420 Shares of restricted stock, all of which vest after September 14, 2012. Mr. Anderson has the power to vote all of the restricted Shares. Consequently, the number of Shares set forth under Sole Voting Power includes 223,420 Shares of restricted stock, but the number of Shares set forth under Sole Dispositive Power does not include any Shares of restricted stock.
(6)	The Shares over which Ashley Ruth Anderson has shared voting power and shared dispositive power are held of record by The Ashley Anderson Trust.
(7)	These Shares are owned of record by The Charles C. Anderson Family Foundation. Charles C. Anderson has sole voting and dispositive power over these Shares.
(8)	These Shares are owned of record by The Joel R. Anderson Family Foundation. Joel R. Anderson has sole voting and dispositive power over these Shares.
(9)	These Shares are owned of record by The Clyde and Summer Anderson Foundation (formerly The Clyde B. Anderson Family Foundation). Clyde B. Anderson has sole voting and dispositive power over these Shares.

(c)	None, other than the transactions described herein.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Pursuant to the Group Administration Agreement, each of the Reporting Persons has appointed Abroms & Associates, P.C. as Group Administrator to coordinate and administer their transactions in the Common Stock of the Issuer in order to provide for the orderly purchase and disposition of Common Stock. The Group Administration Agreement was previously filed as Exhibit 1 to this Schedule 13D and is incorporated herein in its entirety by this reference (as amended).

Pursuant to the ABH LLC Agreement, the Reporting Persons (other than ABH, Kayrita M. Anderson, Ashley Ruth Anderson/The Ashley Anderson Trust, the Family Foundation Reporting Persons, Harold M. Anderson, with respect to 12,500 of his Shares, and the GRAT Reporting Persons) have (i) been granted membership interests in ABH in exchange for their capital contributions of Shares to ABH and (ii) agreed to certain matters relating to the operation of ABH, as more fully set forth in the ABH LLC Agreement. The ABH LLC Agreement was previously filed as Exhibit 2 to this Schedule 13D, as amended by the First Amendment, which was previously filed as Exhibit 4 to this Schedule 13D, the Second Amendment, which was previously filed as Exhibit 5 to this Schedule 13D and which was re-filed with Amendment No. 9 to this Schedule 13D to correct an inadvertent error on Exhibit A thereto, and the Third Amendment, which is filed herewith as Exhibit 12.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
1	Group Administration Agreement, dated as of April 9, 2007, by and among the then-current Reporting Persons, containing the appointment of the Group Administrator as attorney-in-fact.(*)

2	Limited Liability Company Agreement of Anderson BAMM Holdings, LLC, dated as of April 9, 2007, by and among the Reporting Persons named on this Schedule 13D (other than Kayrita M. Anderson, Ashley Ruth Anderson/The Ashley Anderson Trust, the Family Foundation Reporting Persons and the GRAT Reporting Persons).(*)

3	Joinder to Group Administration Agreement, dated as of September 2, 2008, by and among the Group Administrator and the then-current Reporting Persons.(**)

4	First Amendment to the Limited Liability Company Agreement of Anderson BAMM Holdings, LLC, dated as of March 19, 2010, by and among the members of the Board of Directors of Anderson BAMM Holdings, LLC.(***)

5	Second Amendment to the Limited Liability Company Agreement of Anderson BAMM Holdings, LLC, dated as of March 13, 2012, by and among the members of the Board of Directors of Anderson BAMM Holdings, LLC.(******)

6	[Reserved]

7	Joinder to Group Administration Agreement, dated as of March 12, 2012, by and between the Group Administrator and the Clyde B. Anderson 2012 GRAT.(****)

8	Joinder to Group Administration Agreement, dated as of March 13, 2012, by and between the Group Administrator and the Terry C. Anderson 2012 GRAT.(****)

9	Proposal Letter, dated April 28, 2012, to the Board of Directors of the Issuer.(*****)

10	Press Release, dated April 30, 2012.(*****)

11	Joinder to Group Administration Agreement, dated as of April 27, 2012, by and between the Group Administrator and the Charles C. Anderson 2012 GRAT.(******)

12	Third Amendment to the Limited Liability Company Agreement of Anderson BAMM Holdings, LLC, dated as of July 16, 2012, by and among the members of the Board of Directors of Anderson BAMM Holdings, LLC.(*******)

13	Withdrawal Letter, dated July 17, 2012, to the Board of Directors of the Issuer.(*******)

(*)	Exhibits No. 1 and No. 2 were filed on April 9, 2007.
(**)	Exhibit No. 3 was filed on September 5, 2008.
(***)	Exhibit No. 4 was filed on March 23, 2010.
(****)	Exhibits No. 5, No. 7 and No. 8 were filed on March 19, 2012. Exhibit 5, as corrected, was re-filed on May 3, 2012.
(*****)	Exhibits No. 9 and No. 10 were filed on April 30, 2012.
(******)	Exhibit 11 was filed on May 3, 2012.
(*******)	Exhibits 12 and 13 are filed herewith.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2012

ANDERSON BAMM HOLDINGS, LLC

By:

*
Name: Charles C. Anderson
Title: Director

*
Name: Joel R. Anderson
Title: Director

*
Name: Charles C. Anderson, Jr.
Title: Director

*
Name: Terry C. Anderson
Title: Director

*
Name: Clyde B. Anderson
Title: Director

*
Charles C. Anderson

*
Hilda B. Anderson

*
Joel R. Anderson

*
Charles C. Anderson, Jr.

*
Charles C. Anderson, III

*
Terrence C. Anderson

*
Clyde B. Anderson

*
Harold M. Anderson

*
Hayley Anderson Milam

*
Ashley Ruth Anderson

*
Kayrita M. Anderson

THE ASHLEY ANDERSON TRUST

By:	*
Name:	CitiCorp Trust South Dakota
Title:	Trustee

IRREVOCABLE TRUST OF CHARLES C. ANDERSON, JR. FBO LAUREN ARTIS ANDERSON

By:	*
Name:	Martin R. Abroms
Title:	Trustee

OLIVIA BARBOUR ANDERSON 1995 TRUST

By:	*
Name:	Lisa S. Anderson
Title:	Trustee

ALEXANDRA RUTH ANDERSON IRREVOCABLE TRUST

By:	*
Name:	Lisa S. Anderson
Title:	Trustee

FIRST ANDERSON GRANDCHILDREN’S TRUST FBO CHARLES C. ANDERSON, III

By:	*
Name:	SunTrust Bank
Title:	Trustee

FIRST ANDERSON GRANDCHILDREN’S TRUST FBO HAYLEY E. ANDERSON

By:	*
Name:	SunTrust Bank
Title:	Trustee

FIRST ANDERSON GRANDCHILDREN’S TRUST FBO LAUREN A. ANDERSON

By:	*
Name:	SunTrust Bank
Title:	Trustee

SECOND ANDERSON GRANDCHILDREN’S TRUST FBO ALEXANDRA R. ANDERSON

By:	*
Name:	SunTrust Bank
Title:	Trustee

THIRD ANDERSON GRANDCHILDREN’S TRUST FBO TAYLOR C. ANDERSON

By:	*
Name:	SunTrust Bank
Title:	Trustee

FOURTH ANDERSON GRANDCHILDREN’S TRUST FBO CARSON C. ANDERSON

By:	*
Name:	SunTrust Bank
Title:	Trustee

FIFTH ANDERSON GRANDCHILDREN’S TRUST FBO HAROLD M. ANDERSON

By:	*
Name:	SunTrust Bank
Title:	Trustee

SIXTH ANDERSON GRANDCHILDREN’S TRUST FBO BENTLEY B. ANDERSON

By:	*
Name:	SunTrust Bank
Title:	Trustee

THE CHARLES C. ANDERSON FAMILY FOUNDATION

By:	*
Name:	Charles C. Anderson
Title:	Chairman

THE JOEL R. ANDERSON FAMILY FOUNDATION

By:	*
Name:	Joel R. Anderson
Title:	Chairman

THE CLYDE AND SUMMER ANDERSON FOUNDATION

By:	*
Name:	Clyde B. Anderson
Title:	Chairman

CLYDE B. ANDERSON 2012 GRAT

By:	*
Name:	Clyde B. Anderson
Title:	Co-Trustee

By:	*
Name:	Katherine Bee Marshall
Title:	Co-Trustee

TERRY C. ANDERSON 2012 GRAT

By:	*
Name:	Clyde B. Anderson
Title:	Trustee

CHARLES C. ANDERSON 2012 GRAT

By:	*
Name:	Clyde B. Anderson
Title:	Trustee

As attorney-in-fact*

By:	/s/ Martin R. Abroms
Name:	Martin R. Abroms
Title:	President, Abroms & Associates, P. C.

INDEX TO EXHIBITS

Exhibit No.	Description
12	Third Amendment to the Limited Liability Company Agreement of Anderson BAMM Holdings, LLC, dated as of July 16, 2012, by and among the members of the Board of Directors of Anderson BAMM Holdings, LLC.

13	Withdrawal Letter, dated July 17, 2012, to the Board of Directors of the Issuer.